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                                                     Commission File No. 1-14812


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           __________________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                           __________________________


                           GLOBAL-TECH APPLIANCES INC.
    (Exact Name of Registrant as Specified in its Charter and Translation of
                        Registrant's Name into English)


                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong
                    (Address of principal executive offices)


                           __________________________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F   [X]        Form 40-F   [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes   [_]               No   [X]


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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release dated March 1, 2002, announcing the Registrant's financial results for the third quarter of fiscal 2002 ended December 31, 2001.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated March 1, 2002, announcing the acquisition of technology for developing Stirling engines.

     Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's Quarterly Report for the Three and Nine Months ended December 31, 2001, including financial statements and Management's Discussion and Analysis.

                                       2

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 11, 2002

                                               GLOBAL-TECH APPLIANCES INC.

                                               By:     /s/ Brian Yuen
                                                  ------------------------------
                                                          Brian Yuen
                                                      Assistant Secretary

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                                 EXHIBIT INDEX

Exhibit Number      Description                                      Page Number
--------------      -----------                                      -----------

     1              Press Release dated March 1, 2002                     5

     2              Press Release dated March 1, 2002                     9

     3              Quarterly Report for the Three and Nine Months       11
                       ended December 31, 2001

                                       4